

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

Via E-mail
Christopher Ellerbeck
President
NEF Enterprises, Inc.
6800 SW 40th Street #213
Miami, FL 33155

> **Re: NEF Enterprises, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 6, 2013**
> **File No. 333-186478**

Dear Mr. Ellerbeck:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We are concerned that the offering by the selling security holders might be an indirect primary offering rather than a secondary offering. Using the factors set forth in Question 612.09 of our Compliance and Disclosure Interpretation for Securities Act Rules, which are available on our website, please provide us with your analysis as to why the offering is properly characterized as a secondary offering.

2.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please revise your disclosure to advise dealers of their prospectus delivery obligation. Please see Item 502(b) of Regulation S-K.

Prospectus Cover Page, page 1

4.   Please reorganize the prospectus cover page to group together all relevant information about the primary offering and all relevant information about the secondary offering. For example, in the fourth paragraph you currently provide information about the duration and termination of the primary offering after unrelated information about the secondary offering.

5.   Please revise the prospectus cover page to disclose the net proceeds you will receive and the selling shareholders' net proceeds from this offering. Please see Item 501(b)(3) of Regulation S-K.

Summary of Prospectus, page 3

General Information about Our Company, page 3

6.   We note your disclosure in the second paragraph under this heading that you provide EDGAR and XBRL filing services through your wholly-owned subsidiary. However, we note your risk factor disclosure in the third paragraph on page 7 that your officers and directors have limited business experience with EDGAR and XBRL reporting and that you rely on outside consultants to provide your services. We further note your disclosure in the last paragraph on page 25 that you have no employees other than your officers and directors. Please revise your disclosure under this heading to clearly communicate your limited experience with EDGAR and XBRL reporting and to communicate your dependence on consultants to provide these services.

Risk Factors, page 6

7.   Please delete the last three sentences in the introductory paragraph. All material risks should be described by your disclosure; if risks are not deemed material, you should not reference them. In addition, prospective investors are entitled to rely on the information in the prospectus to make an investment decision and should not be directed to undertake to verify it independently.

Because our officers and directors have limited experience in EDGAR and XBRL…, page 7

8.   Please explain why you believe that listing this risk factor as the sixth risk factor gives this risk sufficient prominence in your disclosure. Alternatively, please revise your disclosure to give this risk factor greater prominence by listing it earlier in your list of risk factors.

Use of Proceeds, page 16

9.   Please provide your planned use of proceeds in the event that 75 percent of the shares being offered are sold.

Dilution, page 18

10.   If you revise your Use of Proceeds disclosure to present the allocation of proceeds if 75 percent of the offering is sold, please similarly revise your tabular dilution disclosure to present the 75 percent scenario.

11.   We are unable to calculate the amounts you have presented for dilution to new investors in the event that 100 percent, 50 percent and 25 percent of the shares being offered are sold. Please provide us with your calculations.

Plan of Distribution, page 19

Shares Offered by the Selling Shareholders, page 20

12.   Please reconcile your statement in the second paragraph that "the price of $0.02 per share is a fixed price until the securities are quoted for trading on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices" with statements elsewhere in the prospectus that the selling security holders will offer their shares at a fixed price of $0.02 per share for the duration of the offering.

Market Price of and Dividends of the Registrant's Common Equity…, page 26

Rule 144 Shares, page 27

13.   We note your statement that "2,600,000 of the 3,637,500 presently outstanding shares of common stock are "restricted securities."" As it does not appear to you have ever issued securities in a transaction registered under the Securities Act, all of your outstanding securities are restricted securities, including the 1,037,500 shares held by the selling security holders, which based on your disclosures elsewhere in the prospectus were issued privately in a transaction exempt from registration in reliance on Rule 506 of Regulation D under the Securities Act. Please revise your disclosure accordingly. We further note that in addition to being restricted securities the 2,600,000 shares held by your management are considered to be control securities for purposes of Rule 144. For more information about control securities and restricted securities, you may wish to refer to our publication entitled "Rule 144: Selling Restricted and Control Securities," which is available on our website under the "Publications" section of the "Education" dropdown menu.

Management's Discussion and Analysis of Financial Condition…, page 28

14. Please present an analysis of your results of operations for each period for which you present a consolidated statement of operations within your historical financial statements. Specifically, please revise to also provide a discussion of your results of operations for the period from inception (July 11, 2011) to May 31, 2012. Refer to Instruction 1 to Item 303(A) of Regulation S-K.

15. If you disclose Use of Proceeds and Dilution in the event 75 percent of the shares being offered are sold, please also provide a discussion of your planned operations and expenditures at this level of proceeds.

Unaudited Interim Financial Statements for the Period Ended November 30, 2012

Note 3 - Going Concern, page 49

16. Your statements of operations reflect net income from the six months ended November 30, 2012 of $7,684 rather than the $9,200 disclosed herein. In addition, the dollar amounts disclosed in this footnote for working capital, stockholders' equity and accumulated deficit at November 30, 2012 do not agree to your financial statements, and we note that you have retained earnings at that date rather than an accumulated deficit. Please revise or advise.

Financial Statements for the Year Ended May 31, 2012

Note 2 – Summary of Significant Accounting Policies, page 58

Revenue Recognition, page 59

17. Please revise your revenue recognition policy to state that revenue is recognized when collection is reasonably assured rather than when revenue is reasonably assured.   This comment should also be applied to your interim period financial statements.

Part II, page 62

Recent Sales of Unregistered Securities, page 62

18. Please add to your disclosure the transaction by which the selling security holders came to hold their securities (i.e., the Rule 506 private placement conducted in late 2012 and early 2013).

<u>Undertakings, page 63</u>

19.   Please revise the undertaking you identify as (4)(v) to include <u>each</u> prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering as required by Item 512(a)(5)(ii) of Regulation S-K. In this regard, we note that the undertaking currently only includes "this prospectus."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Dietrich A. King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: James B. Parsons
        Parsons/Burnett/Bjordahl/Hume, LLP